## ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the "**Agreement**") is made as of September 20, 2013 (the "**Effective Date**"), by and between NATIONAL TAX CREDIT INVESTORS II, A CALIFORNIA LIMITED PARTNERSHIP, a California limited partnership ("**Assignor**"), ERI/MB HOLDINGS LLC, a Massachusetts limited liability company ("**Assignee**"), and MB APARTMENTS LIMITED PARTNERSHIP, an Illinois limited partnership ("**Operating General Partner**," and together with the Assignor and Assignee, each a "**Party**" and, as the context requires, any two or more, collectively, "**Parties**"), with reference to the following:

A. MICHIGAN BEACH LIMITED PARTNERSHIP (the "**Partnership**"), is formed as a limited partnership under the laws of the State of Illinois pursuant to the filing of the Restated Certificate of Certificate of Limited Partnership for the Partnership, filed with the Filing Office on December 7, 2006, and is being operated pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership dated January 14, 1991, as amended by Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership dated December 31, 1994 (as amended, the "**Partnership Agreement**"). All capitalized terms used but not defined herein shall have the meaning(s) set forth in the Partnership Agreement.

B. Assignor has agreed to assign all of its interests in the Partnership to Assignee and withdraw from the Partnership, Assignee has agreed to acquire such interests and the Operating General Partner has consented to such assignment and assumption, all pursuant to the terms of this Agreement.

NOW THEREFORE, in consideration of the mutual promises and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **Assignment and Assumption**

    1.1 Effective as of the "**Closing**" (as hereinafter defined):

        (a) Assignor hereby assigns to Assignee 100% of such Assignor's interest in the Partnership, including, without limitation, Profits and Losses, Cash Flow, Sale or Refinancing Transaction Proceeds, all other Partnership assets, and all rights to any fees, loan repayments and reimbursements (collectively, the "**Interest**"), and

        (b) Assignee assumes and agrees to perform all of the obligations of Assignor under the Partnership Agreement

    1.2 In consideration of Assignor's assignment of the Interest, at the Closing Assignee shall pay to Assignor an amount (the "**Payment**") equal to Ten and No/100 Dollars ($10.00), payable in cash. The Payment shall be treated as a direct acquisition of the Interest Assignor covenants and agrees that such sum shall be received in full satisfaction of all obligations and liabilities due such Assignor in connection with or in any manner arising out of the Partnership, the Apartment Complex or any other assets owned by the Partnership. The Payment shall be made by federal funds wired pursuant to instructions from Assignor

2. **Due Diligence**. Until 5:00 p.m. Central Standard Time on the sixtieth (60<sup>th</sup>) full day after the Effective Date (the "**Due Diligence Expiration Date**"), Assignee may conduct such investigations and inquiries into the Partnership, Partnership Agreement, Assignor, and such other matters as it deems advisable to determine whether it will proceed with the transaction contemplated herein. On or before the Due Diligence Expiration Date, Assignee shall notify Assignor in writing if Assignee elects to cancel the transaction provided for in this Agreement for any reason and in the sole and absolute discretion of Assignee, in which case this Agreement shall terminate. If Assignee does not notify Assignor of its election to cancel the transaction on or before the Due Diligence Expiration Date, Assignee shall have waived such termination right and this Agreement shall remain in full force and effect.

3. **Closing**

      **3.1**    The closing of the transactions contemplated by this Agreement (the "**Closing**") shall occur on the date which is five (5) business days after receipt of the last of the approvals required under Section 4.4 of the Loan Sale Contract (as such term is defined in Section 7 hereof); provided that in no event shall the Closing occur later than December 31, 2013 (the "**Closing Date**"). In the event the Closing does not occur on or before the Closing Date, this Agreement shall terminate automatically without the necessity of any further action on the part of any of the Parties unless the Parties otherwise agree in writing.

      **3.2**    At the Closing:

      **(a)**    As provided in Section 1.2, Assignee shall pay the Payment; and

      **(b)**    The applicable parties shall execute and exchange countersigned counterparts of the Second Amendment to Amended and Restated Agreement of Limited Partnership of the Partnership in the form attached hereto as Exhibit A (the "**Amendment**").

4. **Conditions to Closing**

      **4.1**    Each of the Parties acknowledges that the consents of the Authority, and the Lender to the transfer of the Interest, as contemplated by this Agreement, are required. The Operating General Partner and Assignee shall each use commercially reasonable efforts to obtain the same, and Assignor, at no cost, expense or liability to them, will cooperate to provide the Lender and the Authority with such information and executed documents which Lender and the Authority may reasonably require in order to evaluate such transfer and it shall be a condition precedent to Closing that each of the Lender's and the Authority's consent is received prior to Closing. The Operating General Partner and Assignee, on the one hand, and Assignor, on the other, shall each provide the other with copies of any correspondence from the Authority or the Lender or that it receives in connection with the Lender's or the Authority's review of the proposed transfer of the Interest. Assignee shall be solely liable for any costs or fees in connection with obtaining the foregoing consents.

      **4.2**    [Intentionally Omitted].

          Assignment and Assumption Agreement

**4.3** It shall be a condition precedent to Closing that all representations, warranties set forth herein shall be true and correct in all material respects, and all covenants set forth herein shall have been fully complied with in all material respects as of the Closing

**4.4** Notwithstanding anything to the contrary contained or implied in this Agreement, there are no other conditions to the obligation of the Parties to close the transaction contemplated by this Agreement except as expressly set forth in this Section 4

**4.5** If on or before Closing any condition set forth in Section 4.1 or 4.3 has not been satisfied, this Agreement shall terminate and be of no further force or effect

**5.** **Representations, Warranties and Covenants**

**5.1** As a material inducement to Assignee entering into this Agreement, Assignor hereby represents and warrants to Assignee that the following are true and correct as of the Effective Date, shall be true and correct as of the Closing Date, and shall survive the Closing and the withdrawal of Assignor from the Partnership:

**(a)** Assignor is the owner of the Interest and the Interest is not subject to any lien, pledge or encumbrance of any nature whatsoever and Assignee shall acquire the same free of any rights or claims thereto by any other party claiming by, through or under Assignor

**(b)** The execution and delivery of this Agreement by Assignor and the performance of the transactions contemplated herein have been duly authorized by all requisite corporate and partnership proceedings and, assuming the due and proper execution and delivery by Assignee, this Agreement is binding upon and enforceable against Assignor in accordance with its terms

**(c)** Assignor has received no written notice of any pending or threatened proceeding before any federal, state, municipal or other governmental department, commission, board or agency against Assignor, the Partnership or the Apartment Complex pursuant to which an unfavorable judgment would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the transactions contemplated hereunder.

**5.2** As a material inducement to Assignor and the Operating General Partner entering into this Agreement, Assignee hereby represents and warrants to Assignor the following are true and correct as of the Effective Date, shall be true and correct as of the Closing Date, and shall survive the Closing and the withdrawal of Assignor from the Partnership:

**(a)** The execution and delivery of this Agreement by Assignee and the performance of the transactions contemplated herein have been duly authorized by all requisite corporate and partnership proceedings

**(b)** Assuming the due and proper execution and delivery by Assignor and the Operating General Partner, this Agreement is binding upon and enforceable against Assignee in accordance with its terms

Assignment and Assumption Agreement

(c)     No proceeding before any federal, state, municipal or other governmental department, commission, board or agency is pending against Assignee or, to the knowledge of Assignee, threatened against Assignee pursuant to which an unfavorable judgment would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the transactions contemplated hereunder, nor does Assignee know of any reason to believe any such proceeding will be instituted.

(d)     Assignee has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

(e)     Assignee is aware of the restrictions on transfer or encumbrance of the Interest under the Partnership Agreement, as well as the transfer restrictions imposed by the Securities Act of 1933, as amended, and applicable state securities laws (the "**Securities Laws**"). Assignee is able to bear the economic risk of its investment in the Interest, is aware that it must hold the Interest for an indefinite period and that the Interest has not been registered under the applicable Securities Laws and may not be sold or otherwise transferred unless permitted by the terms of the Partnership Agreement and the Interest is registered, or an exemption from the registration requirements is available with respect thereto, under the Securities Laws. Assignee is acquiring the Interest for its own account and not with a view to resell, transfer or otherwise dispose thereof.

(f)     Assignee is experienced in financial transactions such as ownership of the Interest and understands the business and operations of the Partnership. Assignee has had an opportunity to ask questions about and seek information about the Partnership and the Apartment Complex, and has not relied upon any express or implied representations or warranties from Assignor or the Operating General Partner with regard to the Interest, the Partnership or the Development, except as expressly provided herein.

5.3     As a material inducement to Assignor and Assignee entering into this Agreement:

(a)     The Operating General Partner represents and warrants to Assignor that (i) the execution and delivery of this Agreement by the Operating General Partner and its performance of the transactions contemplated herein have been duly authorized by all requisite corporate proceedings, and (ii) assuming the due and proper execution and delivery by Assignor and the Operating General Partner, this Agreement is binding upon and enforceable against the Operating General Partner in accordance with its terms. The foregoing representations and warranties are true and correct as of the Effective Date, shall be true and correct as of the Closing Date, and shall survive the Closing and the withdrawal of Assignor from the Partnership; and

(b)     The Operating General Partner covenants to Assignor that on or before Closing, the Partnership will have obtained all necessary consents and approvals for the transactions contemplated by this Agreement, including, but not limited to, the consents, to the extent required, of the holders of all Mortgages and of all Governmental Agencies.

**5.4** Except as expressly provided in this Section 5, no Party has made any other representation or warranty concerning the Interest, the Partnership, the Apartment Complex or any other matter.

**6.** **Miscellaneous** All notices, demands, requests and other communications required pursuant to the provisions of this Agreement ("**Notice**") shall be in writing and shall be deemed to have been properly given or served for all purposes (i) if sent by Federal Express or any other nationally recognized overnight carrier for next business day delivery, on the first business day following deposit of such Notice with such carrier, or (ii) if personally delivered, on the actual date of delivery or (iii) if sent by certified mail, return receipt requested postage prepaid, on the fifth (5th) business day following the date of mailing addressed as follows:

**6.1** If to Assignor:

National Tax Credit Investors II, A California Limited Partnership
P.O. Box 91274
Los Angeles, CA 90009-1274
Attention: Joe LaMantia
Facsimile: (630) 812-2993

with a copy to:

Ginsberg Jacobs LLC
300 South Wacker, Suite 2750
Chicago, IL 60606
Attention: Steven F. Ginsberg
Facsimile: (312) 660-9612

**6.2** If to Assignee, to the intended recipient at:

Equity Resource Investments, LLC
1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138
Attention: Bill Andrews
Telephone: (617) 871-1304
Fax: (617) 876-7616
E-Mail: bill@equityresources.com

With a copy to:

John G. Balboni, Esq.
Sullivan & Worcester LLP
One Post Office
Boston, MA 02109
Telephone: (617) 338-2438
Fax: (617) 338-2880

Assignment and Assumption Agreement

E-Mail: jbalboni@sandw.com

**6.3** If to the Operating General Partner, to the intended recipient at:

MB Apartments Limited Partnership
P.O. Box 91274
Los Angeles, CA 90009-1274
Attention: Joe LaMantia
Facsimile: (630) 812-2993

Any of the Parties may designate a change of address by Notice in writing to the other Parties. Whenever in this Agreement the giving of Notice by mail or otherwise is required, the giving of such Notice may be waived in writing by the person or persons entitled to receive such Notice

**6.4** If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable This Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

**6.5** This Agreement may be signed in any number of counterparts, each of which shall be an original for all purposes, but all of which taken together shall constitute only one agreement. The production of any executed counterpart of this Agreement shall be sufficient for all purposes without producing or accounting for any other counterpart thereof.

**6.6** This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives and permitted successors and assigns of the Parties hereto. This Agreement shall be interpreted in accordance with the laws of the state in which the Development is located.

**6.7** Nothing herein shall be construed to be for the benefit of or enforceable by any third party including, but not limited to any creditor of either Assignor.

**6.8** The Parties shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement

**6.9** All article and section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the text of this Agreement

**6.10** In the event that any court or arbitration proceedings is brought under or in connection with this Agreement, the prevailing party in such proceeding (whether at trial or on appeal) shall be entitled to recover from the other party all costs, expenses, and reasonable attorneys' fees incident to any such proceeding. The term "**prevailing party**" as used herein shall mean the party in whose favor the final judgment or award is entered in any such judicial or arbitration proceeding.

Assignment and Assumption Agreement

**6.11**     This Agreement constitutes the sole agreement of the Parties with respect to the matters herein, all prior oral or written agreements being merged herein This Agreement may only be modified by a writing signed by all of the Parties hereto and time is of the essence of this Agreement.

**6.12**     In interpreting this Agreement it shall be presumed that the Agreement was jointly drafted and no presumption shall arise against any Party in the event of any ambiguity

**6.13**     Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

**7.**     **Cross Default**. Closing is intended to occur simultaneously with the Loan Closing (as hereinafter defined), and shall not occur if the Loan Closing does not occur Any default under the Loan Sale Contract (as hereinafter defined) by Assignor, as seller thereunder, shall be deemed to be a default of Assignor hereunder and vice versa, and any default under the Loan Sale Contract by Assignee, as buyer thereunder, shall be deemed to be a default of Assignee hereunder and vice versa "**Loan Closing**" means the closing of the transaction under the Loan Sale Contract. "**Loan Sale Contract**" means that certain Loan Purchase Agreement dated simultaneously herewith by and between Assignor, as seller, and Assignee, as buyer, with respect to a certain loan more particularly described therein

**8.**     **Indemnification**

**8.1**     Assignor will indemnify and hold harmless the Assignee and its officers, directors, agents, partners, members, controlling entities and employees from any and all demands, Claims, causes of action, losses, damages, liabilities, obligations, remedies, penalties, costs and expenses (including without limitation, reasonable attorneys' fees) arising out of, pertaining to, or in connection with (i) the assignment of the Interest, arising from events, conditions or circumstances occurring prior to the Closing, and (ii) a breach of any representation, warranty or covenant made herein.

If a third party commences any action or makes any demand against Assignee, for which Assignee is entitled to indemnification under this Agreement, Assignee will promptly notify Assignor in writing of such action or demand; provided, however, that if Assignee assumes the defense of the action and fails to provide prompt notice to Assignor, such failure shall not limit in any way Assignee's obligation to indemnify Assignee except to the extent that such failure materially prejudices Assignor's ability to defend the action Assignee may, at its own expense, without limiting the Assignor's obligations hereunder, participate in the defense of such action with counsel reasonably satisfactory to Assignee

**8.2**     Assignee will indemnify and hold harmless the Assignor and its officers, directors, agents, partners, members, controlling entities and employees from any and all demands, Claims, causes of action, losses, damages, liabilities, obligations, remedies, penalties, costs and expenses (including without limitation, reasonable attorneys' fees) arising out of, pertaining to, or in connection with (i) the assignment of the Interest, arising from events, conditions or circumstances occurring after the Closing, and (ii) a breach of any representation, warranty or covenant made herein

If a third party commences any action or makes any demand against Assignor, for which Assignor is entitled to indemnification under this Agreement, Assignor will promptly notify Assignee in writing of such action or demand; provided, however, that if Assignor assumes the defense of the action and fails to provide prompt notice to Assignee, such failure shall not limit in any way Assignee's obligation to indemnify Assignor except to the extent that such failure materially prejudices Assignee's ability to defend the action. Assignor may, at its own expense, without limiting the Assignee's obligations hereunder, participate in the defense of such action with counsel reasonably satisfactory to Assignor.

[Remainder of page intentionally left blank]

Assignment and Assumption Agreement





**IN WITNESS WHEREOF**, the Parties have entered into this Assignment and Assumption Agreement as of the date set forth above

**ASSIGNOR:**

NATIONAL TAX CREDIT INVESTORS, II, A CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By: National Partnership Investments Corp , a California corporation,
its General Partner

By: ______________________
Authorized Signatory

**ASSIGNEE:**

ERI/MB HOLDINGS LLC, a Massachusetts limited liability company

By: EDVP Limited Partnership, a Massachusetts limited partnership, its Manager

By: ______________________
Name: Eggert Dagbjartsson
Title: General Partner

**OPERATING GENERAL PARTNER:**

MB APARTMENTS LIMITED PARTNERSHIP,
an Illinois limited partnership

By: National Tax Credit, Inc II, a California corporation,
Its General Partner

By: ______________________
Name: Brian Flaherty
Title: Authorized Signatory

**IN WITNESS WHEREOF**, the Parties have entered into this Assignment and Assumption Agreement as of the date set forth above

**ASSIGNOR:**

NATIONAL TAX CREDIT INVESTORS, II, A
CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By:   National Partnership Investments Corp , a
California corporation,
its General Partner

By:_____
       Authorized Signatory

**ASSIGNEE:**

ERI/MB HOLDINGS LLC, a Massachusetts limited liability
company

By:  EDVP Limited Partnership, a Massachusetts
limited partnership, its Manager



By:_____
Name: Eggert Dagbjartsson
Title: General Partner

**OPERATING GENERAL PARTNER:**

MB APARTMENTS LIMITED PARTNERSHIP,
an Illinois limited partnership

By:   National Tax Credit, Inc II, a California
corporation,
Its General Partner

By:_____
Name:_____
Title:_____

## EXHIBIT A

## SECOND AMENDMENT
## TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
## OF
## MICHIGAN BEACH LIMITED PARTNERSHIP

This Second Amendment to Amended and Restated Agreement of Limited Partnership of MICHIGAN BEACH LIMITED PARTNERSHIP (this "**Amendment**"), is made as of _____, 2013 (the "**Effective Date**"). by and between MB APARTMENTS LIMITED PARTNERSHIP, an Illinois limited partnership (the "**Operating General Partner**"), NATIONAL TAX CREDIT INVESTORS II, A CALIFORNIA LIMITED PARTNERSHIP, a California limited partnership (the "**Withdrawing Limited Partner**"), and ERI/MB HOLDINGS, LLC, a Massachusetts limited liability company (the "**Additional Limited Partner**," and together with the Operating General Partner, and the Withdrawing Limited Partner, each a "**Party**" and any two or more, as the context requires, collectively, the "**Parties**"), with reference to the following:

A. MICHIGAN BEACH LIMITED PARTNERSHIP (the "**Partnership**"), is formed as a limited partnership under the laws of the State of Illinois pursuant to the filing of the Restated Certificate of Certificate of Limited Partnership for the Partnership, filed with the Filing Office on December 7, 2006, and is being operated pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership dated January 14, 1991, as amended by Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership dated December 31, 1994 (as amended, the "**Partnership Agreement**").

B. The Parties desire to enter into this Amendment to provide for, among other things (i) the withdrawal of the Withdrawing Limited Partner from the Partnership,(ii) the admission of the Additional Limited Partner, and (iii) other amendments to the Partnership Agreement

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, and for such other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree that the Partnership Agreement is amended as follows:

1. Capitalized terms not defined in this Amendment shall have the meanings set forth in the Partnership Agreement.

2. Effective on the Effective Date:

2.1 The Withdrawing Limited Partner withdraws from the Partnership;

2.2 The entire limited partnership interest of the Withdrawing Limited Partner, including, but not limited to, its right to and/or interests in all Profits and Losses, Cash Flow, Sale or Refinancing Transaction Proceeds and other Partnership distributions, other Partnership funds and assets, and any reimbursements of expenses, repayments of any loans made by the Withdrawing Limited Partner or any Affiliate to the Partnership (the "**Interest**"), is transferred to the Additional Limited Partner and the Additional Limited Partner is admitted to the Partnership: and

        **2.3**      Except as set forth herein, the Withdrawing Limited Partner shall have no further rights or interest in the Partnership, any rights under the Partnership Agreement or any rights against the Partnership or any of its Affiliates.

        3.      Notwithstanding the withdrawal of the Withdrawing Limited Partner, each of the other Partners elects to continue the business of the Partnership

        4.      The defined term "**Limited Partner**" is deleted in its entirety and replaced with the following:

        "**Limited Partner**" means ERI/MB Holdings LLC, a Massachusetts limited liability company, or its successors and assigns

        5.      Section 14 5 of the Partnership Agreement is deleted in its entirety and replaced with the following:

        I.      If to the Partnership and/or the Operating General Partner, to the intended recipient at:

        c/o MB Apartments Limited Partnership
        P.O. Box 91274
        Los Angeles, California 90009-1274
        Attention: Joe LaMantia
        Facsimile: (630) 812-2993

        with a copy to:

        Ginsberg Jacobs LLC
        300 South Wacker, Suite 2750
        Chicago, IL 60606
        Attention: Steven F. Ginsberg
        Facsimile: (312) 660-9612

II. If to the Limited Partner, to the intended recipient at:

c/o ERI/MB Holdings LLC
1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138
Attention: Bill Andrews
Telephone: (617) 871-1304
Fax: (617) 876-7616
E-Mail: bill@equityresources.com

With a copy to:

John G. Balboni, Esq.
Sullivan & Worcester LLP
One Post Office
Boston, MA 02109
Telephone: (617) 338-2438
Fax: (617) 338-2880
E-Mail: jbalboni@sandw.com

6. Schedule A attached to the Partnership Agreement is deleted in its entirety and replaced with Schedule A attached hereto.

7. As a material inducement to the Withdrawing Limited Partner entering into this Amendment, the Additional Limited Partner hereby represents and warrants to the Withdrawing Limited Partner that the following are true and correct:

7.1 To its knowledge, the Additional Limited Partner has obtained all necessary third-party consents to the transactions contemplated by this Amendment, including, but not limited to, any required consent under a Mortgage or Governmental Agreement.

7.2 No proceeding before any federal, state, municipal or other governmental department, commission, board or agency is pending against the Additional Limited Partner or, to the knowledge of the Additional Limited Partner, threatened against the Additional Limited Partner pursuant to which an unfavorable judgment would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Amendment or the transactions contemplated hereunder, nor does the Additional Limited Partner know of any reason to believe any such proceeding will be instituted.

7.3 The Additional Limited Partner has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Amendment.

7.4 The Additional Limited Partner is aware of the restrictions on transfer or encumbrance of the Interest under the Partnership Agreement, as well as the transfer restrictions imposed by the Securities Act of 1933, as amended, and applicable state securities laws (the "**Securities Laws**"). The Additional Limited Partner is able to bear the economic risk of its investment in the Interest, is aware that it must hold the Interest for an indefinite period and that the Interest has not been registered under the applicable Securities Laws and may not be sold or otherwise transferred unless permitted by the terms of the Partnership Agreement and the Interest is registered, or an exemption from the registration requirements is available with respect thereto, under the Securities Laws. The Additional Limited Partner is acquiring the Interest for its own account and not with a view to resell, transfer or otherwise dispose thereof.

8.     As a material inducement to the Operating General Partner and the Additional Limited Partner entering into this Amendment, the Withdrawing Limited Partner represents and warrants that the following are true and correct:

8.1     Withdrawing Limited Partner has at all times been and continues to be duly organized, validly existing and in good standing under the laws governing limited partnerships, as adopted in the state of its formation.

8.2     Withdrawing Limited Partner is the owner of the Interest and the Interest is not subject to any lien, pledge or encumbrance of any nature whatsoever and the Additional Limited Partner shall acquire the same free of any rights or claims thereto by any other party claiming by, through or under the Withdrawing Limited Partner.

8.3     The execution and delivery of this Amendment by the Withdrawing Limited Partner and the performance of the transactions contemplated herein have been duly authorized by all requisite corporate and partnership proceedings and, assuming the due and proper execution and delivery by the Operating General Partner and the Additional Limited Partner, this Amendment is binding upon and enforceable against the Withdrawing Limited Partner in accordance with its terms.

8.4     No proceeding before any federal, state, municipal or other governmental department, commission, board or agency is pending against the Withdrawing Limited Partner or, to the knowledge of the Withdrawing Limited Partner, threatened against the Withdrawing Limited Partner pursuant to which an unfavorable judgment would prohibit, invalidate, set aside, rescind, prevent or make unlawful this Amendment or the transactions contemplated hereunder.

9.     Notwithstanding the withdrawal of the Withdrawing Limited Partner, the Operating General Partner acknowledges that from and after the Effective Date matters may arise that relate back to events that occurred prior to the Effective Date (for purposes of illustration and not limitation, audits by the IRS). The Operating General Partner agrees that as to such matters (i) the Operating General Partner shall conduct itself in a manner which is consistent with the obligations it had as the Operating General Partner immediately prior to the Effective Date and, accordingly, recognize all of the corresponding rights of the Withdrawing Limited Partner as if the Withdrawing Limited Partner had not withdrawn from the Partnership as provided in this Amendment and (ii) that nothing herein shall relieve the Operating General Partner from such pre-existing obligations. Without limiting the generality of the foregoing, the Operating General Partner shall:

9.1     file on behalf of the Partnership for the current Fiscal Year a United States Partnership Return of Income and such other tax returns and other documents from time to time as may be required by the federal government or by any state or any subdivision thereof within the time(s) prescribed by law for such filings;

        **9.2** deliver to the Withdrawing Limited Partner within ninety (90) days after the end of the current Fiscal Year such tax information, including, without limitation, a copy of Schedule K-1, as shall be reasonably necessary for inclusion by the Withdrawing Limited Partner in their federal income tax returns and required state income tax and other tax returns;

        **9.3** deliver to the Withdrawing Limited Partner the current Fiscal Year audited financial statement of the Partnership as required pursuant to the terms of Section _____ of the Partnership Agreement

If the Operating General Partner shall fail, for any reason, to prepare and/or deliver to the Withdrawing Limited Partner any of the returns or other information required by this paragraph 9, the Withdrawing Limited Partner shall have the right to cause such returns and other information prepared at the sole cost and expense of the Operating General Partner, plus an administrative fee payable to the Withdrawing Limited Partner in an amount equal to fifteen percent (15%) of the actual out-of-pocket costs incurred by the Withdrawing Limited Partner to have such returns and information prepared. In furtherance of the foregoing, the Withdrawing Limited Partner and its duly authorized representatives shall have the right to inspect and copy such portions of the Partnership's books of account which are necessary or appropriate for the preparation of such returns and information; provided, however, it is expressly understood and agreed by the Withdrawing Limited Partner that such access is solely for the purpose of preparing such returns or other information that the Operating General Partner failed to prepare and/or deliver as herein provided, and shall not be deemed to grant the Withdrawing Limited Partner any other rights with respect to the Partnership and/or the operation of its business.

      **10.** Without limiting the generality of the provisions of paragraph 9:

        **10.1** Within five (5) calendar days after the sending or the receipt of any correspondence or communication relating to the Partnership to or from the IRS which could affect the Withdrawing Limited Partner, or either of them, the Operating General Partner shall promptly forward to the Withdrawing Limited Partner a photocopy of all such correspondence or communication(s).

        **10.2** The Operating General Partner, shall not, with respect to any matter which could affect the Withdrawing Limited Partner, take any of the following actions without the prior written consent or approval of the Withdrawing Limited Partner which consent shall not be unreasonably delayed or withheld:

        **(a)** Extend the statute of limitations for assessing or computing any tax liability against the Partnership (or the amount or character of any Partnership tax items);

        **(b)** Settle any audit with the IRS concerning the adjustment or readjustment of any partnership item(s) (within the meaning of Section 6231(a)(3) of the Code);

        **(c)** File a request for an administrative adjustment with the IRS at any time or file a petition for judicial review with respect to any such request;

        **(d)**     Initiate or settle any judicial review or action concerning the amount or character of any partnership tax item(s) (within the meaning of Section 6231(a)(3) of the Code); or

        **(e)**     Intervene in any action brought by any other Partner for judicial review of a final adjustment

        **11.**     In the event of any Partnership level proceeding instituted by the IRS pursuant to Sections 6221 through 6233 of the Code which could affect the Withdrawing Limited Partner, the Operating General Partner shall consult with the Withdrawing Limited Partner regarding the nature and content of all action and defense to be taken by the Partnership in response to such proceeding. The Operating General Partner also shall consult with the Withdrawing Limited Partner regarding the nature and content of any proceeding pursuant to Sections 6221 through 6233 of the Code instituted by or on behalf of the Partnership (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous IRS proceeding against the Partnership or otherwise).

        **12.**     The Operating General Partner approves the withdrawal of the Withdrawing Limited Partner and confirms that there are no unsatisfied conditions or obligations of the Withdrawing Limited Partner under the Partnership Agreement with respect thereto

        **13.**     All of the provisions of this Amendment shall survive the withdrawal of the Withdrawing Limited Partner from the Partnership

        **14.**     Except as amended by this Amendment, the Partnership Agreement remains in full force and effect without change

        **15.**     This Amendment may be executed in counterparts and may be executed by facsimile, each of which shall be deemed to be effective and all of which when taken together, shall constitute one instrument.

        **16.**     Each provision of this Amendment shall be considered separate and if for any reason any provision or provisions herein are determined to be invalid or contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Amendment which are valid, such provision or provisions shall be deemed void and of no effect.

        **17.**     The Parties shall execute and deliver such further instruments and do such further acts and things as may be reasonably required to carry out the intent and purposes of this Amendment.

        Amendment to LPA

EXECUTED to be effective as of the Effective Date.

OPERATING GENERAL PARTNER:

MB APARTMENTS LIMITED PARTNERSHIP,
an Illinois limited partnership

By:    National Tax Credit, Inc. II, a California
corporation,
Its General Partner

By:_____

Name:_____

Title:_____


WITHDRAWING LIMITED PARTNER:

NATIONAL TAX CREDIT INVESTORS, II, A
CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By:    National Partnership Investments Corp , a
California corporation,
its General Partner

By:_____
            Authorized Signatory


ADDITIONAL LIMITED PARTNER:

**ERI/MB HOLDINGS LLC**, a Massachusetts limited
liability company

By:  EDVP Limited Partnership, a Massachusetts
limited partnership, its Manager

By:_____
Name: Eggert Dagbjartsson
Title: General Partner

# AMENDED SCHEDULE A
## TO THE AMENDED AND RESTATED
## AGREEMENT OF LIMITED PARTNERSHIP
## OF
## MICHIGAN BEACH LIMITED PARTNERSHIP

**Name and Address**                                    **Capital Contribution**

General Partner:

Limited Partner:

ERI/MB Holdings LLC
1280 Massachusetts Ave., 4th Floor
Cambridge, MA  02138